                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          HomeCom Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Common Stock, par value of $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 43738N 10 8
--------------------------------------------------------------------------------
                               (CUSIP Number)

                               --------------

                                                               13G
  CUSIP No. 43738N 10 8                                                                         Page 2 of 6 Pages
                      1     NAME OF REPORTING PERSONS
                            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                            Harvey W. Sax
                            SSN:

                      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [   ]

                                                                                               (b)  [   ]
                      3     SEC USE ONLY

                      4     CITIZENSHIP OR PLACE OF ORGANIZATION
                            U.S. Citizen

                    NUMBER OF SHARES BENE-                 5   SOLE VOTING POWER
                    FICIALLY OWNED BY EACH                              844,744 (1)
                    REPORTING PERSON WITH
                                                           6   SHARED VOTING POWER


                                                           7   SOLE DISPOSITIVE POWER
                                                                        844,744 (1)

                                                           8   SHARED DISPOSITIVE POWER

                      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    844,744 (1)

              (1) Includes 30,000 shares owned indirectly by the reporting person through his father and 300 shares owned indirectly by the reporting person through his son.

                                                               13G
  CUSIP No. 43738N 10 8                                                                         Page 3 of 6 Pages
                    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                            CERTAIN SHARES*

                    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                          [   ]
                                    25%
                    12      TYPE OF REPORTING PERSON*
                            IN


                    *  SEE INSTRUCTIONS BEFORE FILLING OUT

                                     13G
CUSIP No. 43738N 10 8                                        Page 4 of 6 Pages

ITEM 1(A).       NAME OF ISSUER:
                 HomeCom Communications, Inc.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 3535 Piedmont Road
                 Building 14, Suite 100
                 Atlanta, Georgia 30305

ITEM 2(A).       NAME OF PERSON FILING:
                 Harvey W. Sax

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 3535 Piedmont Road
                 Building 14, Suite 100
                 Atlanta, Georgia 30305

ITEM 2(C).       CITIZENSHIP:
                 U.S. Citizen

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:
                 Common Stock, par value of $.0001 per share

ITEM 2(E).       CUSIP NUMBER:
                 43738N 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)     [ ]      Broker or dealer registered under Section 15 of the
                          Act,

         (b)     [ ]      Bank as defined in Section 3(a)(6) of the Act,

                                     13G
CUSIP No. 43738N 10 8                                        Page 5 of 6 Pages

         (c)     [ ]      Insurance Company as defined in Section 3(a)(19) of
                          the Act,

         (d)     [ ]      Investment Company registered under Section 8 of the
                          Investment Company Act,

         (e)     [ ]      Investment Adviser registered under Section 203 of
                          the Investment Advisers Act of 1940,

         (f)     [ ]      Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see
                          13d-1(b)(1)(ii)(F),

         (g)     [ ]      Parent Holding Company, in accordance with Rule
                          13d-1(b)(ii)(G); see Item 7,

         (f)     [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.          OWNERSHIP.
                 (a)      Amount Beneficially Owned:                844,744 (1)

                 (b)      Percent of Class:        25%

                 (c)      Number of shares as to which such person has:

                          (i)   Sole power to vote or to direct the vote             844,744 (1)
                                                                         --------------------------------------

                          (ii)  Shared power to vote or to direct the vote
                                                                           ------------------------------------

                          (iii) Sole power to dispose or to direct the disposition of         844,744 (1)
                                                                                      -------------------------

                          (iv)  Shared power to dispose or to direct the disposition of
                                                                                        -----------------------


-----------
(1) Includes 30,000 shares owned indirectly by the reporting person through his father and 300 shares owned indirectly by the reporting person through his son.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 17, 1998


                                        By:  /s/ Harvey W. Sax
                                           --------------------------
                                             Harvey W. Sax